UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ Jie Jiao
Name:	Jie Jiao
Title:	Chief Financial Officer

Date: June 6, 2018

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release

Exhibit 99.1

iClick Interactive Asia Group Limited Announces Appointment of New Independent Director

Hong Kong, June 4, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading independent online marketing technology platform in China, today announced the appointment of Mr. James Kim as an independent director of the Company, effective June 1, 2018.

Mr. Kim has been the Chairman and CEO of American Chamber of Commerce in Korea since July 2017, the largest foreign chamber in Korea with more than 700 member companies with diverse interests and substantial participation in the Korean economy. Previously, Mr. Kim served as the President and CEO of GM Korea. Prior to that, he had held a number of senior positions in international corporations, such as Country Manager and CEO of Microsoft Korea and Regional Vice President and CEO of Korean operations at Yahoo. Mr. Kim received his MBA from Harvard Business School and his bachelor’s degree in economics from UCLA.

“We are excited and honored to welcome Mr. Kim to our board,” said Mr. Sammy Hsieh, CEO and Co-founder of iClick, “Mr. Kim brings 30 years of world-class operating experience in both Fortune 500 and entrepreneurial companies in various industries to iClick. His local and international experience is tremendously valuable to us as we look to further grow our business in Asia, particularly in countries with strong ties and interests in China, such as Korea. We look forward to working with Mr. Kim and benefiting from his insights and guidance.”

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick Interactive was established in 2009, currently operating in eight locations worldwide including Asia and London.

For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

iClick Interactive Asia Group Limited

Jie Jiao

Phone: +852-3700-9065

E-mail: ir@i-click.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: iclick@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: iclick@tpg-ir.com